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                             SHEARMAN & STERLING LLP

            801 PENNSYLVANIA AVENUE, NW | WASHINGTON, DC | 20004-2634

            WWW.SHEARMAN.COM | T +1.202.508.8000 | F +1.202.508.8100

aarms@shearman.com                                                  May 18, 2006
202-508-8025

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention: William Choi - Accounting Branch Chief

                           Eddie Bauer Holdings, Inc.
                        Registration Statement on Form 10

Dear Mr. Choi:

On behalf of our client Eddie Bauer Holdings, Inc. (the "Company"), set forth below are the Company's responses to the oral comments kindly provided by the Staff of the Securities and Exchange Commission pursuant to a telephone conversation on February 15, 2006, concerning the Registration Statement on Form 10 filed by the Company with the Commission on December 15, 2005 and subsequently withdrawn on January 25, 2006. The responses set forth below indicate the changes that have been made in the new Registration Statement on Form 10 (the "Form 10") filed on May 1, 2006 with the Commission. We apologize in advance if we have misinterpreted or mischaracterized any comment.

LEGAL COMMENTS

BUSINESS SECTION

COMMENT NO. 1: Provide the Staff with back-up to substantiate "promotional" claims made (e.g., website visits, "consistently high level of customer service").

RESPONSE: The Company has either removed such promotional language or qualified that the statements are based on the Company's belief. In addition with respect to website visits, the Company is hereby supplementally providing reports reflecting website visits for fiscal 2005 to www.eddiebauer.com and www.eddiebaueroutlet.com, respectively, attached as Annex A.

ABU DHABI | BEIJING | BRUSSELS | DUSSELDORF | FRANKFURT | HONG KONG | LONDON | MANNHEIM | MENLO PARK MUNICH | NEW YORK | PARIS | ROME | SAN FRANCISCO | SAO PAULO | SINGAPORE | TOKYO | TORONTO | WASHINGTON, DC

  SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE
                        PERSONAL LIABILITY OF PARTNERS.

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Securities and Exchange Commission                                  May 18, 2006
Page 2

COMMENT NO. 2: Reference is made to licensing agreements. These are material contracts and should be filed as exhibits.

RESPONSE: We respectfully submit that none of the Company's licensing arrangements would constitute a material contract within the meaning of Item 601(b)(10) of Regulation S-K. In the ordinary course of its business, the Company licenses its trademarks for use in a number of different product categories, including infant products, luggage and travel accessories, SUV models, camping gear and home furnishings among other things to promote the Eddie Bauer brand. Further, as disclosed in the Form 10, aggregate royalty revenues from licensing agreements were $15.3 million in 2005, or less than 1.5% of total 2005 pro forma revenues of $1,059.4 million. Therefore we respectfully submit that the Company is not required to file any of the individual agreements as exhibits.

RISK FACTORS

COMMENT NO. 3: Need to quantify information. For example, the risk factor relating to the challenges resulting from the Company's involvement in the Spiegel bankruptcy process and the distribution of a significant portion of earnings to Spiegel creditors.

RESPONSE: The Company has attempted to comply with the comment with revised disclosure throughout the Form 10.

MANAGEMENT'S DISCUSSION AND ANALYSIS

COMMENT NO. 4: Need to provide more transparency regarding the costs of opening retail and outlet stores; separate retail and outlet; and indicate whether the store opening plans are on track.

RESPONSE: The Company has complied with the comment on page 53 of the Form 10. In addition, the Company has updated its expectations for store openings and closings for the remainder of fiscal 2006 on page 12 and page 75.

ACCOUNTING COMMENTS

PRO FORMA FINANCIAL INFORMATION

COMMENT NO. 5: Confirm that the reorganization costs and expenses are directly attributable to the bankruptcy and do not include any internal expenses (such as SG&A expenses for example).

RESPONSE: The Company confirms that the reorganization costs and expenses are directly attributable to the bankruptcy and do not include any internal expenses.

COMMENT NO. 6: The interest rate used for pro forma interest expense should be the current rate and should disclose the effect of variances in those rates.

RESPONSE: The Company has complied with the comment on page 51 of the Form 10.

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Securities and Exchange Commission                                  May 18, 2006
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MANAGEMENT'S DISCUSSION AND ANALYSIS

COMMENT NO. 7: Update for 2005 year-end.

RESPONSE: The Company has complied with the comment.

COMMENT NO. 8: The combined 9 month numbers must be presented on a pro forma basis; the 12 month numbers that will replace the 9 month numbers must also be presented on a pro forma basis.

RESPONSE: The Company has complied with the comment.

COMMENT NO. 9: Step up in asset values: need to give the reader a better understanding of expenses going forward due to the step up in asset values (e.g., interest expense due to borrowings to carry the assets, depreciation expense).

RESPONSE: The Company has complied with the comment on page 40 and 41 of the Form 10.

COMMENT NO. 10: General comment: need to quantify each itemized business reason that drove sales, expenses etc.

RESPONSE: The Company has attempted to comply with the comment throughout the MD&A.

COMMENT NO. 11: Contractual obligations table - footnote 3: state that it does not include maintenance, common areas and real estate taxes (if true).

RESPONSE: The Company has complied with the comment on page 66 of the Form 10.

FINANCIAL STATEMENTS

COMMENT NO. 12: Statements of operations: break out interest expense and interest income.

RESPONSE: The Company has broken out interest expense separately. Interest income is included in "other income."

COMMENT NO. 13: Statements of cash flows: separately show the discontinued operations component within each category (e.g., operating, investing, financing activities).

RESPONSE: The Company has complied with the comment.

COMMENT NO. 14: Reportable segments: explain to the Staff how the Company determined that it meets the aggregation criteria of Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information.

RESPONSE: The Company believes that it has one reportable segment. Please see the discussion of the Company's operating segments and segment aggregation contained in Annex B.

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Securities and Exchange Commission                                  May 18, 2006
Page 4

COMMENT NO. 15: Revenue recognition: explain to the Staff the Company's accounting policy for gift card breakage; how the Company determines that its legal liability is released; how the breakage period is determined; how revenue is recognized (up front or over the period).

RESPONSE: Please see the discussion of the Company's gift card breakage policies contained in Annex C. -

COMMENT NO. 16: Revenue recognition: explain to the Staff how the Company accounts for customer incentives (discounts, coupons) with reference to Emerging Issues Task Force ("EITF") Issue No. 101-09.

RESPONSE: As part the company's marketing programs, it periodically issues discount offers in a variety of forms that are used at the point of sale. The amount of the discount realized by the customer is reflected in the Company's financial statements as a reduction of sales at the time of the sale, consistent with Issues 1 and 4 of EITF 01-09.

The Company does not issue coupons.

COMMENT NO. 17: Confirm that the Company measures materiality on a quarterly and annual basis.

RESPONSE: The Company confirms that materiality is measured on a quarterly and annual basis in accordance with GAAP and the Company's disclosure obligations under the Commission's rules and regulations.

COMMENT NO. 18: Interim financial statements: disclose the methodology and assumptions underlying values, including tax rates, discount rates, number of years projected etc.

RESPONSE: The Company does not believe this comment is applicable to the current filing because there are no interim financial statements in the current filing.

                                   * * * * * *

If you have any questions regarding the above, please do not hesitate to contact Mark Hyland at 415-616-1181 or me at (202) 508-8025.

                                                       Sincerely,

                                                       /s/ Abigail Arms
                                                       -------------------------
                                                       Abigail Arms

cc:   Matthew Benson - Division of Corporation Finance
      Eloise Quarles - Special Counsel
      David Taylor, Interim Chief Financial Officer (w/o enclosures)
      Shelley Milano (w/o enclosures)
            Senior Vice President and General Counsel, Eddie Bauer Holdings,
            Inc.

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                                     ANNEX A

                                 WEBSITE VISITS

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Chart showing Coremetrics website printout of the number of interactions visitor groups have had with the eddiebauer.com website, including total sessions, average session length, new sessions, repeat sessions, average repeat session length, total page views, total product views and pages views per session.

                                       1
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                                     ANNEX B

                               SEGMENT DISCUSSION

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EDDIE BAUER HOLDINGS, INC.
SEGMENT REPORTING

ISSUE

Does the Company qualify for reporting as a single reportable segment in accordance with FAS 131?

GENERAL

The Company is a specialty retailer that sells casual sportswear and accessories for the modern outdoor lifestyle. Eddie Bauer products are sold through catalog, internet and retail stores principally located in the U.S. and Canada. As of February 2005, the Company discontinued the "home furnishings" business and its product portfolio now consists of clothing and accessories.

Eddie Bauer's chief operating decision maker is the CEO who represents Eddie Bauer's highest level of management who assesses performance and makes operating and resource allocation decisions. The CEO is supported by the Senior Management Team ("SMT") which consists of the CFO, Chief Merchandising Officer, head of marketing, SVP, Retail and certain other functional leaders on the corporate staff.

INTERNAL MANAGEMENT REPORTING TO THE CEO AND THE BOARD OF DIRECTORS

[The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]

IDENTIFICATION OF OPERATING SEGMENTS

FAS 131, Par. 10 defines an "operating segment" as a component of an enterprise:

      1. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

      2. Whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

      3.    For which discrete financial information is available.

FAS 131, Par. 13 states that "an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors."

Each of the above-mentioned components earns revenues and incurs expenses. Financial information for the retail, outlets and direct components, is provided to the CEO on a regular basis. This financial information includes merchandising margins and direct

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costs, such as store costs for retail and outlets and catalog and related distribution costs for direct. The CEO is also provided with the consolidated Eddie Bauer results on a regular basis.

Because the Company does not produce and review discrete financial information other than revenue for the licensing/international component, the Company does not consider it to be an operating segment. The CEO does not receive regularly any financial information other than revenue for this component. To the extent that other financial information about this component is available, it is limited to direct expenses and does not reflect the use of other company resources. Our licensing/international function makes use of our product design, marketing and management resources in connection with day-to-day activities. The frequency and nature of usage is unpredictable and project based. Due to the inherent difficulties in tracking and quantifying this usage, the Company does not attempt to forecast this usage or allocate costs related to the involvement of various corporate departments in furthering our licensing and international joint venture arrangements.

Based on the analysis above, the retail, outlets and direct components appear to be operating segments for purposes of SFAS 131.

AGGREGATION OF OPERATING SEGMENTS

FAS131, Par. 17 states that "Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

      -     The nature of the products and services,

      -     The nature of the production processes,

      -     The type or class of customer for their products and services,

      - The methods used to distribute their products or provide their services, and

      - If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company believes that each of the retail, outlets and direct operating segments has similar economic characteristics and meet the requirements noted above permitting aggregation as follows:

      -     The economic characteristics

            Qualitative factors

            The Company conducts its operations, manages risk, develops strategy, and reacts to changes in business conditions as an integrated unitary business. Moreover, the Company's operating segments are interdependent and share a number of qualitative economic factors. The Company engages in brand messaging across all operating segments, and merchandising strategy is developed for the company as a whole. The success of each of the

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            Company's operating segments depends on the Company's ability to effectively anticipate and react to changing customer preferences while maintaining a consistent brand voice across all operating segments. Failure to satisfy customer preferences negatively impacts sales in each operating segment. In addition, changes in broader economic conditions that affect consumer spending will impact the performance of each operating segment in a similar manner. Because products for all operating segments are sourced from the same vendors, changes in local political conditions, tariffs, duties, regulations, labor markets and other factors that impact the manufacturing costs and availability of product will impact each operating segment similarly. The management of each operating segment is shared - SVP of Merchandising oversees design and merchandise strategy for the Company as a whole, while the SVP, Retail oversees the operations of both the retail stores and the outlet stores.

            Quantitative factors

            The quantitative measures used to evaluate our business and our operating segments are substantially the same. As shown in the following table, the key economic characteristics of initial markup % and merchant's margin % are within 0-2 percentage points in each operating segment when compared to the average for the three operating segments:

            [The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]

            Also at 12/31/05, approximately 70% of the Company's assets are not specifically identifiable to an operating segment. These include cash, a significant portion of accounts receivable, deferred tax assets, goodwill, trademarks and other intangible assets, securitization interest assets and other assets.

      -     The nature of the products and services

            The Company considers its products and services in all operating segments to be similar in nature. There is a single brand/product statement for the entire Company. In each operating segment, the products primarily consist of apparel and accessories and the operating segments are dependent on one another for marketing, product development, customer acquisition and order and return services. While there are insignificant variations in colors and product offering across the operating segments, the majority of the products are the same in all segments with the only significant difference being that the availability of sizes is greater through the direct operating segment. Further, through substantial overlap in design, marketing, sourcing and other aspects of the business, the Company endeavors to provide a seamless experience for our customers across our operating segments. So, for example, a customer can

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            place a catalog order from a store and return product to a retail store, an outlet store or through direct. While the products designed for outlet stores use less expensive fabric and hardware and, therefore, carry lower prices than the products sold through the other operating segments, the products originate through a single concept collection and are designed to identify with and consistently promote the Eddie Bauer brand and outdoor lifestyle including through the use of Eddie Bauer tradenames, trademarks and consistent design features.

      -     The nature of the production process

            The product for each operating segment is primarily apparel and accessories, and each operating segment uses the same production process. As discussed below, the Company believes that the demographics of the Company's customer base is consistent across each of its operating segments. As a result, the Company's design and merchandising process is centralized and related expenses are viewed as a company-wide overhead cost. There is a single design team and process and a single sourcing team and process to ensure a consistent brand feel and product quality across each operating segment. The design and merchandising process is based on a single concept collection and is substantially the same in the retail and direct segment and substantially similar in the outlet segment, where, as noted above, products share designs but feature somewhat less expensive fabrics and finishes. In addition, the Company purchases substantially all of its products for all of its operating segments from the same vendor base and these vendors employ the same manufacturing process for the products regardless of operating segment, except for some variation in fabrics and features for the outlet segment products. Finished products are then shipped through the same channels to our distribution center regardless of operating segment in which they will eventually be sold.

      -     The types and class of customers

            The Company believes that its customer demographics are consistent across its operating segments. In fact, individual customers purchase products from multiple operating segments with such customers purchasing in both retail and outlet segments as well as through the direct segment. As a result, the Company organizes its marketing and merchandising efforts to drive traffic and sales across all segments. The majority of the Company's marketing expenditures relate to programs that management views as driving traffic to all of the Company's operating segments. For example, the cost of the catalog program (which is charged to the direct segment and not allocated across segments) makes up approximately 60% of the cost of all operating segment marketing programs and drives customers to retail and outlet segments as well as direct. Moreover, the Company compiles its customer lists from all operating segments and uses these lists in connection with both broad-based

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            and focused marketing campaigns. As noted above, the Company's practice is to manage its business as an integrated clothing and accessories retailer that provides several different channels through which a customer can buy Eddie Bauer products.

      -     The method used to distribute the product

            The method of distribution for each of these operating segments is direct to the consumer. While the final delivery point varies between the direct segment on one hand and the outlet and retail segments on the other hand (i.e., home delivery versus store front delivery), the distribution channels for product prior to the ultimate delivery point are the same or substantially similar. As discussed above, product is sourced from the same group of vendors and transported through the same shipping channels to our distribution facility. At that point, product is processed and allocated to the retail, outlet or direct operating segments. Products are then shipped by common carrier (e.g., UPS or USPS) to the point of sale (store fronts in the case of retail and outlet and residences in the case of direct sales). At this point, the process diverges somewhat as stores require the customer to take the additional step of visiting the store location. The cost structures of the operating segments vary primarily in the type and nature of costs at this final stage (e.g., leasing and staffing costs for retail and outlet, web site hosting, call center, and catalog production costs for direct). The cost structures associated with the distribution of goods to the point of sale are similar due to the substantial overlap in sourcing, processing and shipping methods discussed above.

            In addition, every U.S. store contains a "direct order center" where a customer has access to the catalog and a phone to the call center. This can be useful in situations where the customer has located a product that they wish to purchase, but the size or color is not available in the retail store or they just wish to have their purchase delivered. While this would be considered "direct/catalog" revenue, it was initiated through a store location. Moreover, customers come into a store with a page folded indicating an item in the catalog that they wish to purchase in the store.

            In addition, catalog and internet orders can be returned and exchanged in the retail stores (as compared to being mailed back direct). Also, similar to the distribution method and the catalog and internet businesses, the retail stores may ultimately mail purchases to the customer. The Company offers a seamless customer experience through this integration.

            Accordingly, while some steps in the distribution process may vary among the operating segments, the Company believes there is sufficient overlap to indicate aggregation.

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CONCLUSION

In view of the analysis above, the Company considers itself to operate as one segment, clothing and accessory retailing, which includes aggregating the financial information of the three operating segments with the financial information of the Company's other business activities such as licensing/international and unallocated corporate expenses.

The result is consistent with the way the Company measures performance and allocates resources. In particular, (i) there is no segment manager that is responsible for the profit or loss of any operating segment, (ii) the CEO is the only individual in the Company that has responsibility for the profitability of the business, (iii) the only profitability aspect of the Company's annual incentive program for 2006 is based on company-wide EBITDA (not the profitability of any individual operating segment) and (iv) a number of key operating functions are managed and evaluated on their impact on all operating segments.

The enterprise-wide disclosure requirements under FAS 131, paragraph 37 requires disclosure of products information. In view of Company conclusion that there is a single product, apparel, there is no required disclosure.

The enterprise-wide disclosure requirements under FAS 131, paragraph 38 requires disclosure of geographic information between the home country and foreign locations. The Company has foreign operations in Canada and will disclose the revenue and long-lived asset information for Canada accordingly.

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                                     ANNEX C

                               BREAKAGE DISCUSSION

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EDDIE BAUER HOLDINGS, INC.
BREAKAGE

The Company's liability for unredeemed gift cards and certificates sold to customers is carried on the Company's financial statements at face value, reduced by an estimate of cards and certificates that will never be redeemed ("breakage"). Certificates and cards are issued with no expiration date and, therefore, the Company remains obligated to honor them upon presentation indefinitely. The Company uses a system (the "IBS system") for processing and tracking all cards and certificate programs that are issued and redeemed. The IBS System tracks issuances and redemptions for each type of program by year of issuance. Currently, the Company evaluates the liability for unredeemed cards and certificates and reduces the liability by an estimated amount for those card and certificates whose redemption is considered remote. Historically, the Company has recorded adjustments to expenses related to breakage at the end of its fiscal year for the balance of gift cards and certificates issued and remaining outstanding at the end of such fiscal year. Based on the staff's comments on December 5, 2005 at the AICPA National Conference, the Company is evaluating its current method of calculating breakage to determine if prospective modification of the approach is appropriate. The Company believes that the results from its historical breakage methodology would not differ materially from an alternative method of recognizing breakage over a period of time based on historical redemption experience.

The Company considers a number of factors in estimating the amount of breakage to be recorded in its financial statements including (i) the unique nature of each program, (ii) the applicable state or jurisdiction and related escheat implications for each program, (iii) the expiration term for each program, (iv) the age of each program and (v) the Company's redemption experience. Starting in 2002, the Company began issuing its U.S. gift cards through Eddie Bauer Services, LLC, an Ohio limited liability company, to take advantage of favorable escheat laws in the state of Ohio. This change allowed the Company to begin estimating the amount of "breakage" in respect of each year's issuances. The Company does not recognize breakage with respect to gift cards and certificates issued in Canada.

[The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]

Based on this data, the Company currently evaluates and records breakage by recognizing the value of gift cards and certificates issued for which redemption is deemed to be remote and deminimis based on the Company's historical experience. For example, in respect of fiscal 2005 the Company recorded $3.1 million in breakage.

The Company's outstanding liability for unredeemed gift cards and certificates at December 31, 2005, prior to any allowance for breakage, is estimated at $48.9 million (8.1% of total liabilities of $608 million at that date). The amount of cumulative breakage recorded at that date is $10.9 million, of which $3.1 million was recognized

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during fiscal 2005. The resulting carrying value of the net liability in its financial statements is $38.0 million at December 31, 2005.

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                                    EXHIBIT I

                               MANAGEMENT REPORTS

[The confidential portion has been omitted pursuant to a request for confidential treatment pursuant to Rule 83 under the Commission's rules under the Freedom of Information Act.]
































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